Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA ANNOUNCES INCLUSION OF LISAFTOCLAX
AND OLVEREMBATINIB IN CHINESE SOCIETY OF CLINICAL

ONCOLOGY (CSCO) 2025 GUIDELINES

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that two of its proprietary novel drugs have been included in the 2025 Chinese Society of Clinical Oncology (CSCO) Guidelines. Lisaftoclax (APG-2575), the Company’s investigational novel oral Bcl-2 selective inhibitor, received its first recommendation in the CSCO Guidelines for the Diagnosis and Treatment of Lymphoid Malignancies. Olverembatinib, the Company’s novel next-generation tyrosine kinase inhibitor (TKI), received an upgraded recommendation in the CSCO Guidelines for the Diagnosis and Treatment of Leukemias in Children and Adolescent, and retained its recommendations in the CSCO Guidelines for the Diagnosis and Treatment of Hematological Malignancies.

Bcl-2 inhibitor lisaftoclax (APG-2575) receives its first CSCO Guidelines recommendation

As the world’s second Bcl-2 inhibitor to submit a New Drug Application (NDA) and the first China-developed Bcl-2 inhibitor to submit an NDA and receive Priority Review designation in China, lisaftoclax (APG-2575), supported by its robust clinical data, has been recommended in the CSCO 2025 Guidelines for the Diagnosis and Treatment of Lymphoid Malignancies, as a monotherapy for the treatment of patients with relapsed/refractory (R/R) chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL). This is the first CSCO Guidelines recommendation for lisaftoclax (APG-2575), making it the only China-developed Bcl-2 inhibitor recommended in the CSCO Guidelines. This marks a milestone achieved by Ascentage Pharma in advancing the development of this innovative drug to bring meaningful benefit to patients as well as a major breakthrough in the field of hematological malignancies.

In November 2024, the NDA for lisaftoclax (APG-2575) monotherapy for the treatment of R/R CLL/SLL was accepted and granted the Priority Review designation by the Center for Drug Evaluation (CDE) of China National Medical Product Administration (NMPA). Globally, lisaftoclax (APG-2575) is being evaluated in two registrational Phase III studies for the treatment of CLL/SLL, including an international registrational Phase III study of lisaftoclax (APG-2575) combined with a BTK inhibitor in patients with CLL/SLL who had previously received BTK inhibitors (the GLORA Trial); and an international registrational Phase III study evaluating lisaftoclax (APG-2575) combined with acalabrutinib, versus immunochemotherapy in treatment-naïve patients with CLL/SLL (the GLORA-2 Trial). These studies were designed to further broaden the treatment window of lisaftoclax (APG-2575).

The first China-approved BCR-ABL inhibitor olverembatinib receives an upgraded recommendation in the CSCO Guidelines

In the CSCO 2025 Guidelines for the Diagnosis and Treatment of Leukemias in Children and Adolescent, the recommendation for olverembatinib for the treatment of children with Ph+ ALL who harbor the T315I BCR-ABL1 kinase domain mutation was upgraded to Level I, thus opening a whole new chapter for olverembatinib in pediatric hematology.

In the CSCO 2025 Guidelines for the Diagnosis and Treatment of Hematological Malignancies, olverembatinib retained a number of major recommendations which solidified the drug’s vital role in the treatment of CML. In chronic-phase CML (CML-CP), olverembatinib retained a Level I recommendation for the treatment of all lines of T315I mutant CML-CP; a Level I recommendation for the second-line treatment of patients who had failed first-line treatment with nilotinib or dasatinib and the third-line treatment of patients who are intolerant to and/or failed on two or more TKIs. In progressive-phase CML, olverembatinib retained a Level I recommendation as a treatment option for patients with T315I mutant CML-AP, and those who progressed from CML-CP to CML-AP, or from CML-CP/AP to CML-BP. Moreover, the CSCO 2025 Guidelines emphasized olverembatinib’s advantages in addressing a range of BCR::ABL1 mutations (including T315I, V299L, F317L/V/I/C, T315A, Y253H, E255K/V, and F359C/V/I) and any other mutation (including complex/compound mutations).

In Ph+ ALL, olverembatinib has retained its Level I recommendation for response induction and the treatment of relapsed/refractory patients.

Olverembatinib is a novel drug developed by Ascentage Pharma with support from China’s National Major New Drug Development Program. As the first approved third-generation BCR-ABL inhibitor in China, olverembatinib is indicated for the treatment of adult patients with TKI-resistant CML-CP or -AP harboring the T315I mutation; and adult patients with CML-CP resistant to and/or intolerant of first- and second-generation TKIs. Furthermore, all approved indications of olverembatinib have been included in the China National Reimbursement Drug List (NRDL) which has greatly improved the drug’s accessibility to patients. Olverembatinib is being jointly commercialized in China by Ascentage Pharma and Innovent Biologics, Inc.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-2575 successfully.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, April 21, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.